BRAND PURCHASE AGREEMENT

This Agreement to Purchase/ Sell Brand (the "Agreement") is made and effective the 25th of March 2021,

BETWEEN:	The Vehicle Converters LLC (the "Vendor"), a corporation organized and existing under the laws of the UAE, with its head office located at: Warehouse No 4, Al Aweer warehouse Ras Al Khor Ind., Dubai

AND:	ILUS International Inc (the "Buyer"), a corporation organized and existing under the state of the Nevada, with its head office located at 26 Broadway Suite 934, New York USA

WHEREAS, at the time of entering into this Agreement, the Seller holds the rights to transfer ownership of TVC Brand and all other rights, title and interest in the Brand held by the Seller.

WHEREAS,

Seller agrees to sell to Buyer, and Buyer agrees to acquire from Seller, all rights, title, and interest in and to the Brand; and

WHEREAS,

this Agreement describes the terms, conditions, rights and obligations of the Seller and Buyer in connection with the sale and purchase of the Brand.

THEREFORE, in consideration of the Brand Fee paid by the Buyer to the Seller, the Seller and Buyer hereby agree as follows

1.	Buyer will pay Seller for the Brand and for all obligations specified in this Agreement, if any, as the full and complete purchase price, the sum of $20,500 (USD Twenty Thousand Five hundred) (the “Purchase Price”).

2.	The purchase price to be paid in cash, Bank transfer or bank checks, within 30days from the date of this agreement.

3.	The Buyer agrees that, unless and until the transaction is completed in accordance with this agreement, the buyer shall keep confidential all confidential information obtained by the buyer from the Vendor or the Corporation about the Vendor and the business and affairs of the Corporation.

4.	The buyer shall not use the Company’s trade name and/or trademark in any manner other than that which is permitted by the seller.

5.	The Vendor covenants with the Purchaser/ Buyer that, in consideration of the closing of this agreement, the Vendor will not operate similar type of business or in any way aid and assist any other person to operate such a business for a period of 3 years from the date of closing.

6.	All the terms, representations and warranties shall survive the closing. This Agreement shall bind and inure to the benefit of the Seller and Buyer and their respective heirs, executors, administrators, successors, and assigns.

7.	If this Agreement shall contain any term or provision which shall be invalid or against public policy or if the application of same is invalid or against public policy, then, the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect.

8.	IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in triplicate on the day and year first above written.

This agreement executed on behalf of the Buyer constitutes an offer to purchase which can only be accepted by the Vendor by return of at least one originally accepted copy of agreement to the Purchaser failing which the offer becomes null and void. If this offer becomes null and void or is validly revoked before acceptance or this agreement is not completed by the Purchaser for any valid reason, any deposit tendered with it on behalf of the Purchaser shall be returned without penalty or interest.

Signed, Sealed and Delivered in the Presence of:

VENDOR	PURCHASER

/s/ Danny Kourosh Link	/s/ Nicolas Link
Authorized Signature	Authorized Signature

Mr Danny Kourosh Link, CEO	Mr Nicolas Link, CEO
Name and Title	Name and Title

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